J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

September 12, 2023

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan Hedged Equity Laddered Overlay ETF

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 404 (“PEA 404”)

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on August 4, 2023 (and clarified on September 8, 2023) with respect to the filing made in PEA 404 on June 28, 2023 relating to the JPMorgan Hedged Equity Laddered Overlay ETF (the “Fund”). In light of your clarifying comment on September 8, 2023, we are refiling our response with an updated comment 6 and accompanying response. For your convenience, we have restated your comments below followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Fund’s Registration Statement. Except as otherwise noted below, we will incorporate the changes referenced below into the Fund’s Registration Statement.

PROSPECTUS COMMENTS

What are the Fund’s main investment strategies?

Comment 1:      Please revise the disclosure to briefly address how the adviser will allocate assets between the equity portfolio and the options overlay strategy including when it is appropriate to implement the overlay strategy. To the extent that the options overlay strategy is likely to underperform in certain markets, the disclosure should be revised to highlight that fact.

Response:         The adviser intends to provide a continuous market hedge on the Fund’s portfolio and we will modify the disclosure to clarify that fact in the first paragraph of the “What are the Fund’s main investment strategies?” section. Since the overlay strategy will be continuous, we respectfully decline to modify the disclosure to discuss allocation between the equity portfolio and the overlay strategy.

With respect to the comment on whether the options overlay strategy is likely to underperform in certain markets, we will also add disclosure in the “What are the Fund’s main investment strategies?” section that the Fund is expected to underperform traditional long-only equity strategies particularly in rising equity markets. This will be in addition to the risk disclosure already included.

Comment 2:      Please make the last sentence of the 4th paragraph of the “What are the Fund’s main investment strategies?” section more prominent.

Response:         The requested change will be made.

Comment 3:      In the ‘Investment Process – Enhanced Index” section, please disclose the approximate number of securities that the Fund anticipates holding in the equity sleeve. To the extent that the number of securities is limited, please consider the need to include more tailored disclosure.

Response:         We respectfully acknowledge your comment, but we do not believe that Item 4 requires disclosure of the number of securities the Fund will hold. Therefore, we are not going to revise the current disclosure.

Comment 4:      In the “Investment Process – Options Overlay Strategy” section, please revise the disclosure to provide in “plain English”:

1.	What the options overlay strategy is;
2.	What puts and calls are and what it means to buy and sell them including what rights and obligations are associated with writing each and when it is profitable/unprofitable to do so; and
3.	How the Fund is designed to perform in various market conditions as a result of the options overlay strategy.

Response:          In response to your comments, we will revise the disclosure to read as follows:

Investment Process – Options Overlay Strategy: The Fund’s options overlay strategy is designed to use options to hedge the Fund’s overall market exposure relative to traditional long-only strategies. Specifically, the options overlay strategy is intended to provide the Fund with downside protection, while foregoing some upside potential. The downside protection comes from the purchase of put options, which give the owner the right, but not the obligation, to sell shares of the underlying reference asset at an agreed upon price (strike price). To implement the strategy, the adviser utilizes exchange-traded equity options that typically have a reference asset of an S&P 500 ETF. These puts generally increase in price as the price of the reference asset falls, offering a measure of protection against falling market prices. To partially offset the initial cost of these purchased put options, the Fund will simultaneously sell put options at a lower strike price. This effectively limits the amount of downside protection offered by the puts, and together is referred to as a “put option spread.” Entering into put option spreads is typically less expensive than a strategy of only purchasing put options, and the Fund may benefit in a flat to upwardly moving market by reducing the cost of the downside protection; the downside protection of the put option spread, however, is limited as compared to just owning a put option. The Fund is not expected to provide market protection when the market is only down slightly; during such periods, the Fund is expected to perform in line with broad equity markets.

While put option spreads are less expensive than outright puts, put option spreads still require some upfront costs. To substantially offset this upfront cost, the Fund will sell call options which give the owner the right, but not the obligation, to buy shares of the underlying reference asset at a specified strike price. While the sale of these call options will substantially offset the remaining cost of the protective put spread, it will potentially reduce the Fund’s ability to profit from increases in the value of its equity portfolio. As the price of call options rise along with the price of the underlying asset, the Fund’s short position in calls will decrease in value as the market rises, potentially offsetting a portion of the equity portfolio gains. The options overlay strategy is an actively managed process and is designed to provide a continuous market hedge for the portfolio. The strategy will own multiple positions that expire at various dates. For each hedge period, a portion of the options overlay strategy may be reset as the applicable options approach expiration.

Comment 5:        In the “Investment Process – Options Overlay Strategy” section, consider adding a numeric example of the options overlay strategy in the prospectus.

Response:           We have considered the suggestion that we add a numeric example, but we respectfully decline to do so. Because of the “laddered” nature of the hedges that the Fund will enter into, we do not think it is appropriate to include an example.

More About the Fund

Comment 6:        Please advise supplementally whether the convertible securities that are counted towards the Fund’s 80% policy will be “in the money”.

Response:           Convertible securities are counted towards the Fund’s 80% policy generally, not just when they are “in the money.” We believe that this is appropriate as convertible securities have both equity and debt characteristics as disclosed in the “Convertible Securities” risk disclosure in the prospectus and the additional disclosure in the Statement of Additional Information – Part II.

Comment 7:        Please clarify why the following statement from “Market Trading Risk” is included for the Fund:

Given the nature of the relevant markets for certain of the securities for the Fund, Shares may trade at a larger premium or discount to NAV than shares of other kinds of ETFs.

Response:           After reviewing the disclosure, we have determined that the disclosure is not needed in the Fund’s prospectus, and the statement will be removed.

Comment 8:        Please consider whether “New Fund Risk” should be a principal risk.

Response:           We acknowledge your comment and have considered whether to include “new fund risk” as a principal risk, but respectfully decline to change the disclosure.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020 or elizabeth.a.davin@jpmorgan.com.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

3